OmniValley, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (76,336)	$ (8,742)
Adjustment to reconcile net loss to cash used in operating activities:		
Add Capital Innovators Accelerator noncash expense	50,000	-
Changes in operating assets and liabilities:		
Increase (decrease) in Accounts Payable	-	63
Net cash used in operating activities	(26,336)	(8,679)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Cash Proceeds from Convertible Note issuance	50,000	-
Proceeds from issuance of common stock	-	8,000
Net cash provided by financing activities	50,000	8,000
Net cash increase for period	23,664	(679)
Cash at beginning of period	1,469	2,148
Cash at end of year	$ 25,133	$ 1,469

Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -